TurtleWise, Inc.



TURTLEWISE

Up to 1,098,900 Shares of Common Stock
Minimum purchase: 100 Shares ($91.00)

We are offering a maximum of 1,098,900 shares of common stock on a "best efforts" basis. The offering may continue until the earlier of December 31, 2016 (which date may be extended at our option) or the date when all shares have been sold. See "Plan of Distribution" and "Securities Being Offered" for a description of our capital stock.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 227 of Regulation Crowdfunding. For general information on investing, we encourage you to refer to www.investor.gov.

There is currently no trading market for our common stock and we cannot guarantee that such a trading market for our common stock will ever exist.

These are speculative securities. A crowdfunding investment involves significant risks. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.   See "Risk Factors" beginning on page 4.

	Number of Shares	Price to Public	Underwriting discounts and commissions (1)	Proceeds to issuer (2)
Per share:	1	$0.91	$0.00	$0.91
Total Maximum:	1,098,900	$999,999	$0.00	$999,999

(1)   We do not intend to use commissioned sales agents or underwriters.
(2)   Does not include expenses of the offering, including professional fees, costs of blue sky compliance, escrow fees and the fees and costs of posting offering information on StartEngine.com, estimated to be $120,250 in the aggregate for the maximum offering amount. See "Use of Proceeds" and "Plan of Distribution".

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

We are providing the disclosure in the format prescribed by Form C.

154 Cobblestone Court Dr., Suite 122, Victor, NY 14564
(844) 291-3238; www.turtlewise.net

This Offering Circular is dated May 17, 2016 and Amended as of August 11, 2016

TABLE OF CONTENTS

OFFERING SUMMARY

The following summary highlights selected information contained in this offering circular. This summary does not contain all the information that may be important to you. You should read the more detailed information contained in this offering circular, including, but not limited to, the risk factors beginning on page 4. References to "we," "us," "our," or the "company" mean TurtleWise, Inc.

Our Company

TurtleWise, Inc. ("TurtleWise" or the "Company") provides an online community where its members help each other resolve meaningful issues. Through the Company's website, www.TurtleWise.net (the "Website") and mobile Application (the "App") users can seek and obtain advice from a community of people who have experience with the issue being faces by the advice seeker; not just opinions from an unqualified member of the public. Members of the TurtleWise community will be able to ask questions of specific demographic groups, earn in-site credentials, cash and prize awards. Users may discuss their issues with user-selected advisors via chat – adding validity and intimacy to the advice being offered. Advisors have an opportunity not just to answer questions, but to be seen as an expert advisor and mentor within the TurtleWise community.

This Offering

Securities Offered	Maximum of 1,098,900 shares of common stock ($999,999)
Common Stock outstanding before the Offering	10,603,000
Common Stock outstanding after the Offering	11,701,900
Use of proceeds	The net proceeds of this offering will be used primarily to enhance and promote the Website and the App and to hire critical team members including developers, daily operations staff and customer care associates.
Risk factors	Investing in our shares involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the "Risk Factors" section of this offering circular.

Valuation Methodology

There are various methods for computing the fair market value of common stock for entities such as TurtleWise, none of which can be guaranteed. In this instance, we have utilized the Venture Capital Method, which was first described by Professor William Sahlman at Harvard Business School in 1987.[1] The VC Method utilizes the following formula: Post-Money Valuation = Terminal (or Harvest) Value divided by the Anticipated Return on Investment (ROI).

Terminal Value is the anticipated price for the future sale of the company, which is based on a reasonable expectation of revenues in the year of the sale and, based on those revenues, estimating earnings in the year of the sale from industry-specific statistics. We then subtract the amount that we raise in this Offering from the Post-Money Valuation to obtain the Pre-Money Valuation.

In this instance, based on our projections, we have computed a Terminal Value of $105.5 million and assumed an anticipated ROI at the end of year 5 equal to 10X. This results in a Post-Money Valuation of $10.6M, and a Pre-Money Valuation, assuming we raise the Maximum Offering Amount, of $9.6 million.

In the future, TurtleWise may be valued using other available methods of valuing early stage companies,

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[1] Source: http://www.entrepreneurship.org/resource-center/valuation-of-prerevenue-companies--the-venture-capital-method.aspx

such as the Comparison Method in which the Company is compared with other companies in a similar line of business. The Equity Net Method or Scorecard Method may also be used to determine a value of the Company. If we are profitable, a Discount Cash Flow Method may be used.

RISK FACTORS

An investment in our shares involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the cautionary statement that follows this section and the other information included in this offering circular, before purchasing our shares in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our shares could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

Development Stage Business

The Company was formed on March 18, 2015. The Company has not yet generated revenue. The Company's proposed operations are subject to all business risks associated with new enterprises. The Company still has software development work to undertake successfully to have a commercially viable product. Further, the Company's development schedules may be altered as a result of the discovery of software bugs, performance problems, or changes to the product specifications in response to customer requirements, market developments, or Company initiated changes. Changes in product specifications may delay completion of documentation, or testing, which may in turn, affect the release of the product. When developing complex software products, the technology market may shift during the development cycle, requiring the Company to either enhance or change a product's specifications to meet a customer's needs. These factors may cause a product to enter the market behind schedule, which may adversely affect the market acceptance of the product or place it a disadvantage to a competitor's product that has already gained market share or market acceptance during the delay. There is a possibility that the Company could sustain losses in the future. There can be no assurances that the Company will ever operate profitably.

Competition

The Company will face competition from existing and new entrants. There can be no assurance that the Company's competitors will not develop products or services that may be more effective than the Company's current or future products or that the Company's software would not be rendered obsolete by such developments.

Many of the Company's current and potential competitors have longer operating histories, greater name recognition, larger installed customer bases, and significantly greater financial, technical, and marketing resources than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than the Company. There can be no assurances that the Company's customers will not perceive the services or products of such other companies substitutes for our products.

Closing of the Offering

Situations could occur where the Company is not able to close the Offering including but not limited to the following: (i) the Company may not be able to create the products or produce the demand necessary to prove its business concept and in turn to make the Offering, (ii) the Company may not raise funds sufficient to close the Offering, or (iii) expenses may exceed estimates and seed capital needs may not be met.

If the Offering is not closed, the Investors' only recourse may be to secure the repayment of the principal and interest of their loans from the Company. In such a case, the expected conversion of the Investors' debt into an equity security would not take place and the anticipated benefit of equity ownership would not occur.

Inadequacy of Funds

The Company is thinly capitalized. If only a fraction of this Offering is sold, or if certain assumptions contained in our business plan prove to be incorrect, the Company may have inadequate funds to fully develop its business and may need debt financing or other capital investment to fully implement the Company's business plans. If expenses and anticipated uses of funds exceed those anticipated by the Company, there may be insufficient funds to pay back the Investors' loans.

Dependence on Key Personnel and Management

In the early stages of development, the Company's business will be significantly dependent on the Company's management team and technical, marketing and sales personnel that the Company will recruit in the early stages. There is shrewd competition in the industry to hire and retain qualified personnel, and the Company will actively search for qualified personnel as the Company grows. In the event the Company were to lose a key member of management or key personnel, the Company may not be able to find a replacement within a time frame that would avoid an adverse material impact.

Risks of Borrowing

The Company may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair the Company's operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on the Company's business, results of operations or financial condition.

Management Discretion as to Use of Proceeds

The success of the Company will be substantially dependent upon the discretion and judgment of our management team with respect to application and allocation of the proceeds of this Offering.

Control by Majority Stockholder

The Company's sole director and majority owner is Kevin Walker. Investors will not be able to control the management of the Company.

Intellectual Property Rights

The Company does not currently hold any patent or intellectual property right protections for its products. The Company is in the process of trademarking the TurtleWise logo, name and tagline and copywriting its use on the Website, the App and several marketing items. The Company is also planning on filing a patent application in the near future. There is the risk that the Company will be unable to successfully register its intellectual property.

The Company is not aware of any intellectual property infringements with its product or service. If an outside party inferred an intellectual property infringement and we are not ultimately successful in defending ourselves against these claims in litigation, we may not be able to sell a particular product or family of products due to an injunction, or we may have to license the technology or pay damages that could, in turn, harm our results of operations.

Dilution

Kevin Walker, as the sole director of the Company, has sole authority to authorize the Company to issue additional shares of the Company's stock and to establish the rights and preferences with respect to such additional shares, including preferences on liquidation that may be senior to the Shares. In addition, the Company intends to reserve 2,171,725 shares of common stock for issuance as incentive equity compensation to members of the Company's management team, directors and consultants. The Company also has the ability to issue shares of preferred stock with terms and preferences to be determined in the sole discretion of the board of directors. Preferred stock would likely be senior to the Company's common stock on liquidation and may have other preferential rights such as the right to appoint a director or a right to receive a preferred return on investment. In addition, future issuances of preferred or common stock by the Company may dilute a purchaser's investment.

Limited Transferability and Liquidity

Each Investor agrees that such Investor acquires the Shares for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of the Units. No public market exists for the Shares and no market is expected to develop.

Projections: Forward Looking Information

Management has prepared projections regarding the Company's anticipated financial performance. The Company's projections are hypothetical and are based on management's best estimate of the probable results of operations of the Company, and have not been reviewed by Company's independent accountants. These projections are based on several assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. The projected results cannot be guaranteed.

Additional Disclosures

Because this transaction is a private offering and not registered under the U.S. Securities Act of 1933 or state securities laws, it has not been reviewed by the Securities and Exchange Commission (the "SEC") or the state securities regulators. Review may have resulted in additional disclosures by the Company.

THE COMPANY IS OFFERING THE SHARES PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION UNDER FEDERAL AND STATE SECURITIES LAWS. THE COMPANY IS UNDER NO OBLIGATION AND HAS NO INTENTION, TO REGISTER THE SECURITIES AND IS UNDER NO OBLIGATION TO ATTEMPT TO SECURE AN EXEMPTION FOR ANY SUBSEQUENT SALE. THE SHARES, WHEN ISSUED, WILL BE RESTRICTED SECURITIES AND GENERALLY MUST BE HELD INDEFINITELY. THEY MAY NOT BE TRANSFERRED UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN AVAILABLE EXEMPTION FROM REGISTRATION WITH AN OPINION FROM LEGAL COUNSEL TO THAT EFFECT SATISFACTORY TO THE COMPANY. IN ADDITION, SUCH SECURITIES WILL BE SUBJECT TO THE RESTRICTIONS ON TRANSFER AND OTHER OBLIGATIONS CONTAINED IN THE COMPANY'S LLC AGREEMENT THEN IN EFFECT, WHICH MUST BE EXECUTED BY THE INVESTORS AS A CONDITION TO RECEIVING THE UNDERLYING SECURITIES.

GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

USE OF PROCEEDS

We estimate that, at a per share price of $0.91, the net proceeds from the sale of the 1,098,900 shares in this offering will be approximately $904,999, after deducting the estimated offering expenses of approximately $95,000.

The net proceeds of this offering will be used primarily to fund the continued enhancement and promotion of the Website and the App and to hire critical team members including developers and customer care associates.

Accordingly, we expect to use the net proceeds as follows:

	If Target Offering Amount Sold*	If Maximum Offering Amount Sold*
Total Proceeds:	$50,001	$999,999
Less: Offering Expenses		
(a) StartEngine Fees	$2,500	$50,000
(b) FundAmerica Fees[1]	$2,000	$4,000
(c) Professional Fees[2]	$20,000[3]	$41,000
Net Proceeds	$25,500	$904,999
Use of Net Proceeds:		
(a) Development and Maintenance of Technology	$6,000	$320,000
(b) Marketing	$13,000	$75,000
(c) Salaries and General Admin	-	$135,000
(d) Intellectual Property	$2,000	$32,250
(e) Professional Fees	$2,500	$22,000
(f) Working Capital [4]	$2,000	$320,749
Total Use of Net Proceeds	$25,500	$904,999

*Figures rounded to the nearest whole number, columns may not add due to rounding

(1) FundAmerica's fees will vary based on the total number of investors and the method of each investor's payment.

(2) Includes estimated legal, accounting and marketing expenses associated with the Offering.

(3) In the event that the Target Offering Amount is sold, the Company will use $20,000 of the proceeds for Professional fees and pay an additional $21,000 in Professional Fees from net advances received from the principal securities holders.

(4) A portion of working capital will be used for officers' salaries.

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Pending these uses, we intend to invest the net proceeds of this Offering in short-term, interest-bearing securities.

BUSINESS

Corporate Background and General Overview

TurtleWise provides a trusted online community where its members help each other to resolve meaningful issues. Through the Website and the App, members who are seeking advice ("Explorers") will be able to pose a question, customize the characteristics and experiences of the ideal advisor ("Gurus"); be matched with those advisors and receive timely, credible advice. Premium members of the TurtleWise community will also be able to have a deeper more intimate engagement through the confidential chat offering. Additionally, premium members will earn in-site credentials, cash and prize awards and have the ability to donate to any "TurtleWise Select" charity. Our ultimate goal is to provide a platform for making better decisions virtually anytime, anywhere.

The Company was originally formed as a Delaware limited liability company on March 18, 2015. On May 11, 2016, the Company was converted to a Delaware corporation and adopted the name TurtleWise, Inc.

The Market

Prior to the launch of TurtleWise, a person had limited options for seeking sophisticated, tailored advice. One could make inquiry of a personal network of one's own trusted advisors (*i.e.*, friends, family and referrals) or one could pursue online solutions that were largely limited to niche discussion groups or online boards. These solutions were limited for a variety of reasons including answers received were often non-attributable, lacked confidentiality, and/or were overly broad in scope. In addition, availability of these options is limited, time-consuming and not user friendly.

The internet had over 279 million users in the United States in 2014. Of these, approximately 72% sought advice online. In the same year, social media users in the United States totaled 173 million active users and 122 million social advice seekers.[2]

Development Plan

The Website was launched with initial features (signup, complete profile, ask a question, give/receive advice and rate the activity) on March 11, 2016 and is currently available to the general public. At the end of March, we were 51% over our March user forecast and at the end of April we were 28% over our April forecast. In the four months since launch, the Website has averaged 3358 monthly visits and 2070 weekly impressions.

The months of May-July have continued to show user growth. As of August 4, 2016, the Website has achieved 953 registered users. The App for iOS devices was launched in late March 2016 and has been downloaded 374 times since then.

Existing features include: signup, complete profile, ask a question, give/receive advice, daily email digest of in-site activity, chat with selected users, pay for monthly or single-instance Premium access, TurtleBuck redemption for Amazon Gift Codes or as a donation to a TurtleWise Select Charity and rate the activity.

Features that we plan to launch within the next 12 months include:

- Droid App
- Log capture and retrieval
- Remember me
- Board of Advisor capabilities
- Ad posting
- Share content on social sites

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[2] The Pew Research Center, Pew Internet and American Life Project, 2014.

- Password reset
- Referral mechanism
- Intercom IO
- Chat Dispute
- Enhanced PII security

Revenue Model

Once the revenue generating features our Website and App go live, we expect to generate revenue from:

- User Subscription Fees – When Premium features are turned on in early July, users can pay a monthly subscription fee of $15.99 to have unlimited access to information as to why a Guru gave the advice they did and the ability to be selected as a chat participant. Alternatively, users can choose a one-off premium fee of $5.99 to gain the same benefits for a single question.

- Targeted Ad Placements – The Company is forecasting modest Ad revenue in 2017 (likely through Google Absence) and a steady increase as we analyze our user base and begin providing customized advertising linked to search interest to those users who want it.

- White Label Applications – We have targeted several verticals that are considering the use of a TurtleWise platform variant as a privately branded tool to aid in engagement and connections. The university space, looking to connect prospective-students, current-students and alumni is where we are having our initial traction. We expect to have two paid options: $20,000 setup fee/$650 a month and $96,000 setup fee/$6,500 a month.

Channels

We seek to acquire new users through various means including cross-promoting on social networks; direct marketing to affinity groups, such as professional or academic groups; conducting on campus promotion; advertising in the technology press and other marketing activities.

Employees

The Company has no employees other than its two officers as of the date hereof, but anticipates that it will begin hiring employees in late 2016.

Legal Proceedings

There are no legal proceedings material to our business or financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

Intellectual Property

The Company has begun the process of trademarking the TurtleWise logo, name and tagline and copywriting its use on the Website, the App and several marketing items. The Company expects to file a patent application by the end of August 2016.

Indebtedness

The Company funded its operations primarily with net advances received from the principal securities holders. As such, the Company has a note payable to Kevin Walker in the amount of $598,000 and a note payable to Chris Hone in the amount of $6,000, both non-interest bearing and with payment priority over the Company's stockholders.

Previous Offerings

The Company has not previously conducted any exempt offerings.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

Since inception, we have been engaged primarily in developing, launching and growing membership on the Website and the App. We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have not commenced. We completed the initial design and launched the Website on March 11, 2016 in conjunction with the Austin, TX South By South West Technology Conference.

As of August 4, 2016, the Website has achieved 953 registered users. The App for iOS devices was launched in late March 2016 and has been downloaded 374 times since then.

We anticipate profitability in the 4th quarter of 2017 although we cannot guarantee it. Multiple revenue streams have been constructed in our business model to include:

1. Premium Service Subscription ($15.99/month)
2. One-Off Premium Access ($5.99/engagement)
3. White Label Offerings (2 paid options: $20,000 setup fee/$650 a month and $96,000 setup fee/$6,500 a month)
4. Targeted Advertising (TBD)

We expect to maintain a 25% annual contingency (based on all forecasted expenses).

Operating Results

We have not yet generated any revenues and do not anticipate doing so until our Premium features are launched and adopted by our users later in 2016 at the earliest, but more likely in 2017. Based on our forecast, with the liquidity of the anticipated full raise amount we can operate the business for 12-18 months without revenue generation.

Year Ended December 31, 2015. Operating expenses for the 2015 fiscal year were $253,554, including general and administrative expenses of $3,730.

As a result, our net loss for 2015 was $253,554. Our accumulated deficit was $253,554 at December 31, 2015.

Liquidity and Capital Resources

December 31, 2015. As of December 31, 2015, we had cash of $86,424 and a working capital deficit of $254,902. We funded our operations primarily with net advances received from the Company's principal stockholders. As of December 31, 2015, $289,522 had been advanced to the Company under this arrangement.

PLAN OF OPERATIONS

Much of the design of our Website and App and development of our revenue model has been completed, and on March 11, 2016 we launched a limited feature version of the Website to a group of inaugural users. To date, $604,000 has been invested into the formation of the Company and the development of the Website and the App. We are now seeking at least $50,000.86 and up to $999,999.00 in funding from this Offering to fund the continued development, enhancement and promotion of the Website and the App, including the addition and refinement of our revenue generating components and the addition of critical staff. Upon completion of this phase, which management expects to take approximately 6 months, we will broaden our focus to advertising revenue and the potential of a white-label market for the TurtleWise solution in University Alumni, Student and prospective Student engagement. We believe that these activities will place us in favorable revenue generation position and if our forecast is met, we anticipate being able to fund the promotion and additional enhancement of the Website and the App from our revenues and may not seek additional capital. As such, we do not anticipate raising additional funds in the next 12 months after the completion of this Offering and if we achieve our goals, we believe that the Company will generate sufficient cash to fund its operations and continued growth. However, we reserve the right to seek additional funding from a combination of short-term and long-term sources and from one or more of the sources discussed below, as well as more traditional sources (not discussed), such as venture capital or debt arrangements.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of August 11, 2016, are as follows:

Name	Position	Dates of Service
Executive Officers:		
Kevin Walker	Chief Executive Officer, Treasurer, Secretary	Since inception
Christopher Hone	Chief Sales Officer, Assistant Secretary	Since inception
Director:		
Kevin Walker	Sole Director	Since inception

Our chief executive officer works full-time for us. Our other officer works part-time for us. There are no family relationships between any director, executive officer or significant employee. During the past 5 years, none of the persons identified above has been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses. Other than our officers and director, we do not have any employees.

Executive Officers

Kevin Walker, Chief Executive Officer and Sole Director. Mr. Walker co-founded TurtleWise and has a passion for helping and empowering others. He envisions bringing other like-minded people together for the primary purpose of sharing sound advice. Mr. Walker has over 20 years of Executive experience in business management, most recently as COO, from 2009 to 2016, of IUSA, a multi-state energy provider. Mr. Walker has a B.A in engineering from West Point and a Masters of Business Administration from The Wharton School of Business at the University of Pennsylvania.

Christopher Hone, Chief Sales Officer. Mr. Hone co-founded TurtleWise and is a results oriented, senior-level executive with more than 20 years of demonstrated accomplishments as both an Army officer and in all phases of business development and sales leadership. Mr. Hone is currently the Director of Business Development at KinderCare Education, LLC., an early childhood education provider. Mr. Hone has a B.S in Biology from Cornell University and a M.S. in Systems Management from the Viterbi School of Engineering at the University of Southern California.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Executive Officers

To date our executive officers have not received cash compensation from TurtleWise. TurtleWise has issued common stock in lieu of cash compensation during 2016. We anticipate that we will begin compensating our executive officers in cash in the third quarter of 2017.

Compensation of Directors

We currently have a sole director, and he is not compensated for such role. We do not anticipate compensating our directors for attendance at meetings. We reimburse our officers and directors for reasonable expenses incurred during the course of their performance. We have no long-term incentive plans, although the Company is in the process of adopting an incentive plan, which it expects to formally adopt in the next month.

PRINCIPAL SECURITY HOLDERS

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering[1]
Kevin Walker	10,000,000 shares common stock	94.3%
Christopher Hone	603,000 shares common stock	5.7%

(1) The Company has made verbal commitments to issue an additional 2,410 shares of restricted common stock or stock options to members of its management team.

RELATED PARTY TRANSACTIONS

TurtleWise has not entered into any related party transactions other than the notes payable to the stockholders described above. Should we enter into an affiliated transaction in the future, it will be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party.

OUR SECURITIES

Our authorized capital stock consists of 20,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share. As of August 11, 2016, we had 10,603,000 shares of common stock and no shares of preferred stock outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws. For more detailed information, please see our certificate of incorporation and bylaws, which have been filed as exhibits to the offering statement of which this offering circular is a part.

The Company intends to reserve 2,171,725 shares of common stock for future issuances to employees, consultants and directors of the Company pursuant to a stock incentive plan to be adopted by the Company in the near future. The Company has made verbal commitments to issue 2,410 shares of restricted common stock or stock options from this incentive pool to members of its management team.

Common Stock

Voting Rights. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments. Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and Delaware General Corporation Law, shares of our common stock will be fully paid and not liable to further calls or assessment by us.

Preferred Stock

Our board of directors, which as of the date hereof consists of a sole director, is authorized by our certificate of incorporation to establish classes or series of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series and the qualifications, limitations or restrictions thereof without any further vote or action by our stockholders. Any shares of preferred stock so issued would have priority over our common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in our control without further action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock. At present we have no plans to issue any additional shares of preferred stock or to adopt any new series, preferences or other classification of preferred stock, but we may decide to do so in the future. Our board presently does not intend to seek stockholder approval prior to the issuance of currently authorized stock, unless otherwise required by law.

Bylaws

The board of directors may amend or repeal the Corporation's bylaws unless either: (1) the certificate or applicable law reserves this power exclusively to stockholders in whole or in part or (2) the stockholders in amending or repealing a particular bylaws provide expressly that the board of directors may not amend or repeal that bylaw. A Delaware corporation's stockholders may amend or repeal the corporation's bylaws even though they may also be amended or repealed by the board of directors.

Transfer Agent and Registrar

FundAmerica Securities, LLC is the transfer agent and registrant for our common stock.

RESTRICTIONS ON TRANSFER

The securities being offered may not be transferred by any purchaser of such securities, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor (as defined below in "PLAN OF DISTRIBUTION");

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

PLAN OF DISTRIBUTION

We are offering a minimum of 54,946 shares of common stock (the "Target Offering Amount") and a maximum of 1,098,900 shares of common stock (the "Maximum Offering Amount") on a "best efforts" basis. If the Target Offering Amount is not reached on or before December 31, 2016 (the "Minimum Offering Period"), all subscriptions will be refunded to subscribers without deduction or interest. If the Target Offering Amount has been deposited by December 31, 2016, the offering may continue until the earlier of December 31, 2016 (which date may be extended at our option) or the date when all shares have been sold (the "Offering Period"). At any time during the Offering Period, the Company may accept and finalize your investment.

We are not selling the shares through commissioned sales agents or underwriters. We will use our existing website, www.TurtleWise.net, to provide notification of the offering. Persons who desire information will be directed to https://www.startengine.com/startup/TurtleWise, a website owned and operated by an unaffiliated third party that provides technology support to issuers engaging in equity crowdfunding efforts.

This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the startengine.com website.

The startengine.com website will be the exclusive means by which prospective investors may subscribe in this offering. All interested investors will receive a series of comprehensive educational emails explaining the entire process and procedures for subscribing in the offering and "what to expect" on the startengine.com website. The email strategy will be supported with a press release to general and financial media, plus social media posts on the Website. During the Offering Period, interested investors will be able to log into the startengine.com website using their credentials (username and password) established during the reservation process, and a button will appear that simply states "Invest" in TurtleWise.

Once the "Invest" button is clicked, interested investors will again be given a comprehensive overview of the process and procedures, which will require an e-signature. Interested investors will then begin a user friendly process of establishing their personal and financial identity, selecting the number of shares to be purchased and how payment will be made, and executing subscription agreements. Once complete all purchasers will be emailed a confirmation.

If the minimum contingency for this offering is not satisfied or the offering is otherwise terminated, investor funds will be promptly refunded in accordance with Securities Exchange Act Rule 10b-9.

In order to subscribe to purchase the shares, a prospective investor must complete a subscription agreement and send payment by wire transfer or ACH. Investors must answer certain questions to determine compliance with the investment limitation set forth in Part 227.100 of Regulation Crowdfunding under the Securities Act of 1933, which states that in offerings such as this one, where the securities will not be listed on a registered national securities exchange upon qualification, the aggregate purchase price to be paid by the investor for the securities cannot exceed:

- The greater of $2,000 or 5% of the lesser of such investor's annual income or net worth, if either the investor's annual income or net worth is less than $100,000; or

- 10% of such investor's annual income or net worth (not to exceed an amount sold of $100,000), if both the annual income and net worth of the investor is $100,000 or more.

A person's annual income and net worth may be calculated jointly with that person's spouse; however, when such a joint calculation is used, the aggregate investment of the investor spouses may not exceed the limit that would apply to an individual investor at that income or net worth level. In the case of an investor who is not a natural person, revenues or net assets for the investor's most recently completed fiscal year are used instead.

The investment limitations above do not apply to accredited investors, as that term is defined in Regulation D Rule 501 under the Securities Act of 1933. An individual is an accredited investor if he/she meets one of the following criteria:

- a natural person whose individual net worth, or joint net worth with the undersigned's spouse, excluding the "net value" of his or her primary residence, at the time of this purchase exceeds $1,000,000 and having no reason to believe that net worth will not remain in excess of $1,000,000 for the foreseeable future, with "net value" for such purposes being the fair value of the residence less any mortgage indebtedness or other obligation secured by the residence, but subtracting such indebtedness or obligation only if it is a liability already considered in calculating net worth; or

- a natural person who has individual annual income in excess of $200,000 in each of the two most recent years or joint annual income with that person's spouse in excess of $300,000 in each of those years and who reasonably expects an income in excess of those levels in the current year.

An entity other than a natural person is an accredited investor if it falls within any one of the following categories:

- an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended, (i) if the decision to invest is made by a plan fiduciary which is either a bank, savings and loan association, insurance company, or registered investment adviser; (ii) if such employee benefit plan has total assets in excess of $5,000,000; or (iii) if it is a self-directed plan whose investment decisions are made solely by accredited investors;

- a tax-exempt organization described in Section 501(c)(3) of the Internal Revenue Code, a corporation, a Massachusetts or similar business trust or a partnership, which was not formed for the specific purpose of acquiring the securities offered and which has total assets in excess of $5,000,000;

- a trust, with total assets in excess of $5,000,000, which was not formed for the specific purpose of acquiring the securities offered, whose decision to purchase such securities is directed by a "sophisticated person" as described in Rule 506(b)(2)(ii) under Regulation D; or

- certain financial institutions such as banks and savings and loan associations, registered broker-dealers, insurance companies, and registered investment companies.

We have engaged StartEngine Crowdfunding, Inc. ("StartEngine") to serve as the intermediary through which the offering will be conducted. StartEngine is a registered intermediary with the SEC. We will pay StartEngine an estimated $2,500 if we only raise the Target Offering Amount and $50,000 if we raise the Maximum Offering Amount.

We have engaged FundAmerica Securities, LLC, a broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority (FINRA), to perform the following administrative functions in connection with this offering in addition to acting as the escrow agent:

- review the subscription agreements to determine whether all of the necessary information has been obtained from the investors, to determine compliance with the investment limitation requirement, and to perform anti-money laundering checks;

- contact us and/or our agents, if needed, to gather additional information or clarification from investors;

- advise us as to permitted investment limits for investors pursuant to Regulation CF;

- provide us with prompt notice about inconsistent, incorrect or otherwise flagged subscriptions (e.g., for underage investors or anti-money laundering reasons);

- serve as registered agent where required for state blue sky requirements, but in no circumstance will FundAmerica solicit a securities transaction, recommend our securities, or provide investment advice to any prospective investor; and

- transmit the subscription information data to FundAmerica, which is also acting as our transfer agent.

As compensation for the services listed above, we have agreed to pay FundAmerica Securities up to $15 per investor for escrow and transaction processing fees, including anti-money laundering review, automated clearing house / wire transfer fees, and electronic signature fees. In addition, we will pay FundAmerica Securities $500 for escrow account set up.

FundAmerica has not investigated the desirability or advisability of investment in the securities offered hereby nor approved, endorsed or passed upon the merits of purchasing the securities offered hereby.

As transfer agent, FundAmerica will be paid a monthly administration fee of $25 per month for so long as the offering is being conducted and an outgoing wire fee of $15 plus 0.0025% of the total offering at the time of closing.

TurtleWise executives and contractors are assisting with preparing the materials sent via email to persons who have submitted non-binding indications of interest and posted on TurtleWise websites. They also work with startengine.com in developing the programming to be used for the actual investment process. They do not have direct telephone, email exchanges or other contact with persons interested in purchasing the offered securities, except to gather additional information or clarification from persons who have subscribed to purchase securities on the startengine.com website.

CANCELLING AN INVESTMENT COMMITMENT

Investors may cancel an investment commitment until 48 hours prior to end of the Minimum Offering Period. StartEngine will notify investors when the Target Offering Amount has been met. If we reach the Target Offering Amount Prior to end of the Minimum Offering Period, we may close the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the Minimum Offering Period, the funds will be released to TurtleWise upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website no later than March 31 each year. Once posted the annual report may be found on the Company's website at www.turtlewise.net/annualreport. The Company has not previously failed to comply with any ongoing reporting requirements of the SEC.

The Company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   it liquidates or dissolves its business in accordance with state law

FINANCIAL STATEMENTS

TurtleWise, LLC
Delaware Limited Liability Company

Financial Statements and Independent Accountant's Review Report

December 31, 2015

TURTLEWISE, LLC

TABLE OF CONTENTS



To the Member of
TurtleWise, LLC
Wilmington, Delaware

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of TurtleWise, LLC (Delaware limited liability company), which comprise the balance sheet as of December 31, 2015, and the related statements of operations, changes in member's deficit, and cash flows for the period from March 18, 2015 (inception) to December 31, 2015. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

/s/ Artesian CPA, LLC

Denver, Colorado
May 9, 2016

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

TURTLEWISE, LLC
BALANCE SHEET
As of December 31, 2015

ASSETS

Current Assets:

Cash and cash equivalents	$	86,424
Total Current Assets		86,424

Other Assets:

Trademark costs		1,348
Total Non-Current Assets		1,348

TOTAL ASSETS	$	87,772

LIABILITIES AND MEMBER'S DEFICIT

Liabilities:

Current Liabilities:

Accounts payable	$	51,804
Advances from related parties		289,522
Total Liabilities		341,326

Member's Deficit:		(253,554)
TOTAL LIABILITIES AND MEMBER'S DEFICIT	$	87,772

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-2-

TURTLEWISE, LLC
STATEMENT OF OPERATIONS
For the period from March 18, 2015 (inception) to December 31, 2015

Net revenues	$	-
Cost of net revenues		-
Gross Profit		-
Operating Expenses:		
Research and development		216,081
Sales and marketing		18,961
Professional fees		14,782
General and administrative		3,730
Total Operating Expenses		253,554
Net Loss	$	(253,554)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-3-

TURTLEWISE, LLC
STATEMENT OF CHANGES IN MEMBER'S DEFICIT
For the period from March 18, 2015 (inception) to December 31, 2015

	Member's Equity/(Deficit)
Balance at March 18, 2015 (inception)	$ -
Contributed capital	-
Net Loss	(253,554)
Balance at December 31, 2015	$ (253,554)

TURTLEWISE, LLC
STATEMENT OF CASH FLOWS
For the period from March 18, 2015 (inception) to December 31, 2015

Cash Flows From Operating Activities		
Net Loss	$	(253,554)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase/(Decrease) in accounts payable		51,804
Net Cash Used in Operating Activities		(201,750)
Cash Flows From Investing Activities		
Trademark costs		(1,348)
Net Cash Used In Investing Activities		(1,348)
Cash Flows From Financing Activities		
Advances from related parties		289,522
Net Cash Provided By Financing Activities		289,522
Net Change In Cash		86,424
Cash at Beginning of Period		-
Cash at End of Period	$	86,424

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

TurtleWise, LLC (the "Company"), is a limited liability company organized March 18, 2015 under the laws of Delaware. The Company intends to provide an online community where its members help each other resolve meaningful issues.

As of December 31, 2015, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted primarily of formation activities and development of its software. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues since inception. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Management plans to raise additional capital and deploy such capital to commence revenue producing activities to address the substantial doubt about the ability of the Company to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Capital Assets

Furniture, equipment, and software are recorded at cost. Depreciation/amortization is recorded for furniture, equipment, and software using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable.

The Company accounts for software development costs in accordance with several accounting pronouncements, including FASB ASC 730, Research and Development, FASB ASC 350-40, Internal-Use Software, FASB 985-20, Costs of Computer Software to be Sold, Leased, or Marketed and FASB ASC 350-50, Website Development Costs. Costs incurred during the period of planning and design, prior to the period determining technological feasibility, for all software developed for use internal and external, has been expensed to operations in the period incurred. Costs incurred after determination of readiness for market have been expensed to operations in the period incurred. The Company capitalizes certain costs in the development of its proprietary software for the period after technological feasibility was determined and prior to marketing and initial sales. Website development costs are capitalized under the same criteria as software.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenue has been earned or recognized as of December 31, 2015.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred. Certain expenses were incurred prior to the Company's inception and are recognized in these financial statements as being incurred effective on the inception date.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 4: CAPITALIZED SOFTWARE

The Company accounts for software development costs in accordance with several accounting pronouncements, including FASB ASC 730, Research and Development, FASB ASC 350-40, Internal-Use Software, FASB 985-20, Costs of Computer Software to be Sold, Leased, or Marketed and FASB ASC 350-50, Website Development Costs. Costs incurred during the period of planning and design, prior to the period determining technological feasibility, for all software developed for use internal and external, is expensed to operations as research and development in the period incurred. The Company capitalizes certain costs in the development of its proprietary software for the period after technological feasibility was determined and prior to marketing and initial sales. Costs incurred after determination of readiness for market are expensed to operations in the period incurred. Website development costs are capitalized, under the same criteria as marketed software.

The Company expensed $216,081 of costs related to the development of its software and website during the period ended December 31, 2015 to research and development, as the technological feasibility of the software and website was not achieved as of December 31, 2015.

NOTE 5: MEMBER'S DEFICIT

No membership units have been issued by the Company and all interests in the Company are held by the sole member as of December 31, 2015.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 6: RELATED PARTY TRANSACTIONS

A related party to the Company paid certain expenses on behalf of the Company, which remained unpaid and outstanding as of December 31, 2015 in the amount of $1,920.

The sole member of the Company has funded the business through payment of Company expenses and direct transfers of funds to the Company as needed throughout 2015. As of December 31, 2015, $287,602 has been advanced to the Company under this informal arrangement. These advances are considered current liabilities as they are payable on demand, and bear no interest.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company is subject to a contract related to the development of its software which required payments of at least $78,546 during 2016 based on the contractual terms as of December 31, 2015.

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and stockholders' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective immediately.

In August 2014, the FASB issued ASU 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term *substantial doubt,* (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

In April 2015, the FASB issued ASU No. 2015-05 on "Intangibles-Goodwill and Other-Internal-Use Software." The pronouncement provides criteria for customers in a cloud computing arrangement to use to determine whether the arrangement includes a license of software. The criteria are based on existing guidance for cloud service providers. It is effective for reporting periods beginning after December 15, 2015. Management is assessing the impact of this pronouncement on our financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

On February 1, 2016, the Company adopted a limited liability company agreement, which designated its membership interests as common units and incentive units. Under this agreement the initial member was issued 100,000 common units and an additional member was issued 6,030 incentive without cash consideration.

As of the issuance of these financial statements, the Company is in the process of converting the Company to a Delaware corporation, by which all outstanding membership interests in the Company would be converted into shares of common stock. This conversion has not yet been finalized.

During 2016, the Company has commenced efforts towards an equity offering through Regulation Crowdfunding to raise up to $999,999. The filing preparations are in process and the offering is intended to be filed with the Securities and Exchange Commission on or after May 16, 2016.

Management has evaluated subsequent events through May 9, 2016, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

TurtleWise, LLC

Delaware Limited Liability Company

Financial Statements and Independent Accountant's Review Report

December 31, 2015

TURTLEWISE, LLC

TABLE OF CONTENTS



To the Member of
TurtleWise, LLC
Wilmington, Delaware

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of TurtleWise, LLC (Delaware limited liability company), which comprise the balance sheet as of December 31, 2015, and the related statements of operations, changes in member's deficit, and cash flows for the period from March 18, 2015 (inception) to December 31, 2015. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

/s/ Artesian CPA, LLC

Denver, Colorado
May 9, 2016

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

TURTLEWISE, LLC
BALANCE SHEET
As of December 31, 2015

ASSETS

Current Assets:

Cash and cash equivalents	$	86,424
Total Current Assets		86,424

Other Assets:

Trademark costs		1,348
Total Non-Current Assets		1,348

TOTAL ASSETS	$	87,772

LIABILITIES AND MEMBER'S DEFICIT

Liabilities:

Current Liabilities:

Accounts payable	$	51,804
Advances from related parties		289,522
Total Liabilities		341,326

Member's Deficit:		(253,554)
TOTAL LIABILITIES AND MEMBER'S DEFICIT	$	87,772

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-2-

TURTLEWISE, LLC
STATEMENT OF OPERATIONS
For the period from March 18, 2015 (inception) to December 31, 2015

Net revenues	$	-
Cost of net revenues		-
Gross Profit		-
Operating Expenses:		
Research and development		216,081
Sales and marketing		18,961
Professional fees		14,782
General and administrative		3,730
Total Operating Expenses		253,554
Net Loss	$	(253,554)

TURTLEWISE, LLC
STATEMENT OF CHANGES IN MEMBER'S DEFICIT
For the period from March 18, 2015 (inception) to December 31, 2015

	Member's Equity/(Deficit)
Balance at March 18, 2015 (inception)	$ -
Contributed capital	-
Net Loss	(253,554)
Balance at December 31, 2015	$ (253,554)

TURTLEWISE, LLC
STATEMENT OF CASH FLOWS
For the period from March 18, 2015 (inception) to December 31, 2015

Cash Flows From Operating Activities		
Net Loss	$	(253,554)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase/(Decrease) in accounts payable		51,804
Net Cash Used in Operating Activities		(201,750)
Cash Flows From Investing Activities		
Trademark costs		(1,348)
Net Cash Used In Investing Activities		(1,348)
Cash Flows From Financing Activities		
Advances from related parties		289,522
Net Cash Provided By Financing Activities		289,522
Net Change In Cash		86,424
Cash at Beginning of Period		-
Cash at End of Period	$	86,424

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-5-

NOTE 1: NATURE OF OPERATIONS

TurtleWise, LLC (the "Company"), is a limited liability company organized March 18, 2015 under the laws of Delaware. The Company intends to provide an online community where its members help each other resolve meaningful issues.

As of December 31, 2015, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted primarily of formation activities and development of its software. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues since inception. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Management plans to raise additional capital and deploy such capital to commence revenue producing activities to address the substantial doubt about the ability of the Company to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Capital Assets

Furniture, equipment, and software are recorded at cost. Depreciation/amortization is recorded for furniture, equipment, and software using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable.

The Company accounts for software development costs in accordance with several accounting pronouncements, including FASB ASC 730, Research and Development, FASB ASC 350-40, Internal-Use Software, FASB 985-20, Costs of Computer Software to be Sold, Leased, or Marketed and FASB ASC 350-50, Website Development Costs. Costs incurred during the period of planning and design, prior to the period determining technological feasibility, for all software developed for use internal and external, has been expensed to operations in the period incurred. Costs incurred after determination of readiness for market have been expensed to operations in the period incurred. The Company capitalizes certain costs in the development of its proprietary software for the period after technological feasibility was determined and prior to marketing and initial sales. Website development costs are capitalized under the same criteria as software.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenue has been earned or recognized as of December 31, 2015.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred. Certain expenses were incurred prior to the Company's inception and are recognized in these financial statements as being incurred effective on the inception date.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 4: CAPITALIZED SOFTWARE

The Company accounts for software development costs in accordance with several accounting pronouncements, including FASB ASC 730, Research and Development, FASB ASC 350-40, Internal-Use Software, FASB 985-20, Costs of Computer Software to be Sold, Leased, or Marketed and FASB ASC 350-50, Website Development Costs. Costs incurred during the period of planning and design, prior to the period determining technological feasibility, for all software developed for use internal and external, is expensed to operations as research and development in the period incurred. The Company capitalizes certain costs in the development of its proprietary software for the period after technological feasibility was determined and prior to marketing and initial sales. Costs incurred after determination of readiness for market are expensed to operations in the period incurred. Website development costs are capitalized, under the same criteria as marketed software.

The Company expensed $216,081 of costs related to the development of its software and website during the period ended December 31, 2015 to research and development, as the technological feasibility of the software and website was not achieved as of December 31, 2015.

NOTE 5: MEMBER'S DEFICIT

No membership units have been issued by the Company and all interests in the Company are held by the sole member as of December 31, 2015.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 6: RELATED PARTY TRANSACTIONS

A related party to the Company paid certain expenses on behalf of the Company, which remained unpaid and outstanding as of December 31, 2015 in the amount of $1,920.

The sole member of the Company has funded the business through payment of Company expenses and direct transfers of funds to the Company as needed throughout 2015. As of December 31, 2015, $287,602 has been advanced to the Company under this informal arrangement. These advances are considered current liabilities as they are payable on demand, and bear no interest.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company is subject to a contract related to the development of its software which required payments of at least $78,546 during 2016 based on the contractual terms as of December 31, 2015.

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and stockholders' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective immediately.

In August 2014, the FASB issued ASU 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term *substantial doubt,* (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

In April 2015, the FASB issued ASU No. 2015-05 on "Intangibles-Goodwill and Other-Internal-Use Software." The pronouncement provides criteria for customers in a cloud computing arrangement to use to determine whether the arrangement includes a license of software. The criteria are based on existing guidance for cloud service providers. It is effective for reporting periods beginning after December 15, 2015. Management is assessing the impact of this pronouncement on our financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

On February 1, 2016, the Company adopted a limited liability company agreement, which designated its membership interests as common units and incentive units. Under this agreement the initial member was issued 100,000 common units and an additional member was issued 6,030 incentive without cash consideration.

As of the issuance of these financial statements, the Company is in the process of converting the Company to a Delaware corporation, by which all outstanding membership interests in the Company would be converted into shares of common stock. This conversion has not yet been finalized.

During 2016, the Company has commenced efforts towards an equity offering through Regulation Crowdfunding to raise up to $999,999. The filing preparations are in process and the offering is intended to be filed with the Securities and Exchange Commission on or after May 16, 2016.

Management has evaluated subsequent events through May 9, 2016, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

TURTLEWISE, LLC
BALANCE SHEET
As of December 31, 2015

ASSETS

Current Assets:		
Cash and cash equivalents	$	86,424
Total Current Assets		86,424
Other Assets:		
Trademark costs		1,348
Total Non-Current Assets		1,348
TOTAL ASSETS	$	87,772

LIABILITIES AND MEMBER'S DEFICIT

Liabilities:		
Current Liabilities:		
Accounts payable	$	51,804
Advances from related parties		289,522
Total Liabilities		341,326
Member's Deficit:		(253,554)
TOTAL LIABILITIES AND MEMBER'S DEFICIT	$	87,772

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

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BUSINESS

Corporate Background and General Overview

TurtleWise provides a trusted online community where its members help each other to resolve meaningful issues. Through the Website and the App, members who are seeking advice ("Explorers") will be able to pose a question, customize the characteristics and experiences of the ideal advisor ("Gurus"); be matched with those advisors and receive timely, credible advice. Premium members of the TurtleWise community will also be able to have a deeper more intimate engagement through the confidential chat offering. Additionally, premium members will earn in-site credentials, cash and prize awards and have the ability to donate to any "TurtleWise Select" charity. Our ultimate goal is to provide a platform for making better decisions virtually anytime, anywhere.

The Company was originally formed as a Delaware limited liability company on March 18, 2015. On May 11, 2016, the Company was converted to a Delaware corporation and adopted the name TurtleWise, Inc.

The Market

Prior to the launch of TurtleWise, a person had limited options for seeking sophisticated, tailored advice. One could make inquiry of a personal network of one's own trusted advisors (*i.e.*, friends, family and referrals) or one could pursue online solutions that were largely limited to niche discussion groups or online boards. These solutions were limited for a variety of reasons including answers received were often non-attributable, lacked confidentiality, and/or were overly broad in scope. In addition, availability of these options is limited, time-consuming and not user friendly.

The internet had over 279 million users in the United States in 2014. Of these, approximately 72% sought advice online. In the same year, social media users in the United States totaled 173 million active users and 122 million social advice seekers.[1]

Development Plan

The Website was launched with initial features (signup, complete profile, ask a question, give/receive advice and rate the activity) on March 11, 2016 and is currently available to the general public. At the end of March, we were 51% over our March user forecast and at the end of April we were 28% over our April forecast. In the four months since launch, the Website has averaged 3358 monthly visits and 2070 weekly impressions.

The months of May-July have continued to show user growth. As of August 4, 2016, the Website has achieved 953 registered users. The App for iOS devices was launched in late March 2016 and has been downloaded 374 times since then.

Existing features include: signup, complete profile, ask a question, give/receive advice, daily email digest of in-site activity, chat with selected users, pay for monthly or single-instance Premium access, TurtleBuck redemption for Amazon Gift Codes or as a donation to a TurtleWise Select Charity and rate the activity.

Features that we plan to launch within the next 12 months include:

- Droid App
- Log capture and retrieval
- Remember me
- Board of Advisor capabilities
- Ad posting
- Share content on social sites

---

[1] The Pew Research Center, Pew Internet and American Life Project, 2014.

- Password reset
- Referral mechanism
- Intercom IO
- Chat Dispute
- Enhanced PII security

Revenue Model

Once the revenue generating features our Website and App go live, we expect to generate revenue from:

- User Subscription Fees – When Premium features are turned on in early July, users can pay a monthly subscription fee of $15.99 to have unlimited access to information as to why a Guru gave the advice they did and the ability to be selected as a chat participant. Alternatively, users can choose a one-off premium fee of $5.99 to gain the same benefits for a single question.

- Targeted Ad Placements – The Company is forecasting modest Ad revenue in 2017 (likely through Google Absence) and a steady increase as we analyze our user base and begin providing customized advertising linked to search interest to those users who want it.

- White Label Applications – We have targeted several verticals that are considering the use of a TurtleWise platform variant as a privately branded tool to aid in engagement and connections. The university space, looking to connect prospective-students, current-students and alumni is where we are having our initial traction. We expect to have two paid options: $20,000 setup fee/$650 a month and $96,000 setup fee/$6,500 a month.

Channels

We seek to acquire new users through various means including cross-promoting on social networks; direct marketing to affinity groups, such as professional or academic groups; conducting on campus promotion; advertising in the technology press and other marketing activities.

Employees

The Company has no employees other than its two officers as of the date hereof, but anticipates that it will begin hiring employees in late 2016.

Legal Proceedings

There are no legal proceedings material to our business or financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

Intellectual Property

The Company has begun the process of trademarking the TurtleWise logo, name and tagline and copywriting its use on the Website, the App and several marketing items. The Company expects to file a patent application by the end of August 2016.

Indebtedness

The Company funded its operations primarily with net advances received from the principal securities holders. As such, the Company has a note payable to Kevin Walker in the amount of $598,000 and a note payable to Chris Hone in the amount of $6,000, both non-interest bearing and with payment priority over the Company's stockholders.

Previous Offerings

The Company has not previously conducted any exempt offerings.

PLAN OF OPERATIONS

Much of the design of our Website and App and development of our revenue model has been completed, and on March 11, 2016 we launched a limited feature version of the Website to a group of inaugural users. To date, $604,000 has been invested into the formation of the Company and the development of the Website and the App. We are now seeking at least $50,000.86 and up to $999,999.00 in funding from this Offering to fund the continued development, enhancement and promotion of the Website and the App, including the addition and refinement of our revenue generating components and the addition of critical staff. Upon completion of this phase, which management expects to take approximately 6 months, we will broaden our focus to advertising revenue and the potential of a white-label market for the TurtleWise solution in University Alumni, Student and prospective Student engagement. We believe that these activities will place us in favorable revenue generation position and if our forecast is met, we anticipate being able to fund the promotion and additional enhancement of the Website and the App from our revenues and may not seek additional capital. As such, we do not anticipate raising additional funds in the next 12 months after the completion of this Offering and if we achieve our goals, we believe that the Company will generate sufficient cash to fund its operations and continued growth. However, we reserve the right to seek additional funding from a combination of short-term and long-term sources and from one or more of the sources discussed below, as well as more traditional sources (not discussed), such as venture capital or debt arrangements.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of August 11, 2016, are as follows:

Name	Position	Dates of Service
Executive Officers:		
Kevin Walker	Chief Executive Officer, Treasurer, Secretary	Since inception
Christopher Hone	Chief Sales Officer, Assistant Secretary	Since inception
Director:		
Kevin Walker	Sole Director	Since inception

Our chief executive officer works full-time for us. Our other officer works part-time for us. There are no family relationships between any director, executive officer or significant employee. During the past 5 years, none of the persons identified above has been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses. Other than our officers and director, we do not have any employees.

Executive Officers

Kevin Walker, Chief Executive Officer and Sole Director. Mr. Walker co-founded TurtleWise and has a passion for helping and empowering others. He envisions bringing other like-minded people together for the primary purpose of sharing sound advice. Mr. Walker has over 20 years of Executive experience in business management, most recently as COO, from 2009 to 2016, of IUSA, a multi-state energy provider. Mr. Walker has a B.A in engineering from West Point and a Masters of Business Administration from The Wharton School of Business at the University of Pennsylvania.

Christopher Hone, Chief Sales Officer. Mr. Hone co-founded TurtleWise and is a results oriented, senior-level executive with more than 20 years of demonstrated accomplishments as both an Army officer and in all phases of business development and sales leadership. Mr. Hone is currently the Director of Business Development at KinderCare Education, LLC., an early childhood education provider. Mr. Hone has a B.S in Biology from Cornell University and a M.S. in Systems Management from the Viterbi School of Engineering at the University of Southern California.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Executive Officers

To date our executive officers have not received cash compensation from TurtleWise. TurtleWise has issued common stock in lieu of cash compensation during 2016. We anticipate that we will begin compensating our executive officers in cash in the third quarter of 2017.

Compensation of Directors

We currently have a sole director, and he is not compensated for such role. We do not anticipate compensating our directors for attendance at meetings. We reimburse our officers and directors for reasonable expenses incurred during the course of their performance. We have no long-term incentive plans, although the Company is in the process of adopting an incentive plan, which it expects to formally adopt in the next month.

TurtleWise, Inc. is not subject to disqualification from offering or selling securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in §227.503(a).

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION**

Since inception, we have been engaged primarily in developing, launching and growing membership on the Website and the App. We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have not commenced. We completed the initial design and launched the Website on March 11, 2016 in conjunction with the Austin, TX South By South West Technology Conference.

As of August 4, 2016, the Website has achieved 953 registered users. The App for iOS devices was launched in late March 2016 and has been downloaded 374 times since then.

We anticipate profitability in the 4th quarter of 2017 although we cannot guarantee it. Multiple revenue streams have been constructed in our business model to include:

1. Premium Service Subscription ($15.99/month)
2. One-Off Premium Access ($5.99/engagement)
3. White Label Offerings (2 paid options: $20,000 setup fee/$650 a month and $96,000 setup fee/$6,500 a month)
4. Targeted Advertising (TBD)

We expect to maintain a 25% annual contingency (based on all forecasted expenses).

Operating Results

We have not yet generated any revenues and do not anticipate doing so until our Premium features are launched and adopted by our users later in 2016 at the earliest, but more likely in 2017. Based on our forecast, with the liquidity of the anticipated full raise amount we can operate the business for 12-18 months without revenue generation.

Year Ended December 31, 2015. Operating expenses for the 2015 fiscal year were $253,554, including general and administrative expenses of $3,730.

As a result, our net loss for 2015 was $253,554. Our accumulated deficit was $253,554 at December 31, 2015.

Liquidity and Capital Resources

December 31, 2015. As of December 31, 2015, we had cash of $86,424 and a working capital deficit of $254,902. We funded our operations primarily with net advances received from the Company's principal stockholders. As of December 31, 2015, $289,522 had been advanced to the Company under this arrangement.

NOTE 1: NATURE OF OPERATIONS

TurtleWise, LLC (the "Company"), is a limited liability company organized March 18, 2015 under the laws of Delaware. The Company intends to provide an online community where its members help each other resolve meaningful issues.

As of December 31, 2015, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted primarily of formation activities and development of its software. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues since inception. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Management plans to raise additional capital and deploy such capital to commence revenue producing activities to address the substantial doubt about the ability of the Company to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

> Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Capital Assets

Furniture, equipment, and software are recorded at cost. Depreciation/amortization is recorded for furniture, equipment, and software using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable.

The Company accounts for software development costs in accordance with several accounting pronouncements, including FASB ASC 730, Research and Development, FASB ASC 350-40, Internal-Use Software, FASB 985-20, Costs of Computer Software to be Sold, Leased, or Marketed and FASB ASC 350-50, Website Development Costs. Costs incurred during the period of planning and design, prior to the period determining technological feasibility, for all software developed for use internal and external, has been expensed to operations in the period incurred. Costs incurred after determination of readiness for market have been expensed to operations in the period incurred. The Company capitalizes certain costs in the development of its proprietary software for the period after technological feasibility was determined and prior to marketing and initial sales. Website development costs are capitalized under the same criteria as software.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenue has been earned or recognized as of December 31, 2015.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred. Certain expenses were incurred prior to the Company's inception and are recognized in these financial statements as being incurred effective on the inception date.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 4: CAPITALIZED SOFTWARE

The Company accounts for software development costs in accordance with several accounting pronouncements, including FASB ASC 730, Research and Development, FASB ASC 350-40, Internal-Use Software, FASB 985-20, Costs of Computer Software to be Sold, Leased, or Marketed and FASB ASC 350-50, Website Development Costs. Costs incurred during the period of planning and design, prior to the period determining technological feasibility, for all software developed for use internal and external, is expensed to operations as research and development in the period incurred. The Company capitalizes certain costs in the development of its proprietary software for the period after technological feasibility was determined and prior to marketing and initial sales. Costs incurred after determination of readiness for market are expensed to operations in the period incurred. Website development costs are capitalized, under the same criteria as marketed software.

The Company expensed $216,081 of costs related to the development of its software and website during the period ended December 31, 2015 to research and development, as the technological feasibility of the software and website was not achieved as of December 31, 2015.

NOTE 5: MEMBER'S DEFICIT

No membership units have been issued by the Company and all interests in the Company are held by the sole member as of December 31, 2015.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 6: RELATED PARTY TRANSACTIONS

A related party to the Company paid certain expenses on behalf of the Company, which remained unpaid and outstanding as of December 31, 2015 in the amount of $1,920.

The sole member of the Company has funded the business through payment of Company expenses and direct transfers of funds to the Company as needed throughout 2015. As of December 31, 2015, $287,602 has been advanced to the Company under this informal arrangement. These advances are considered current liabilities as they are payable on demand, and bear no interest.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company is subject to a contract related to the development of its software which required payments of at least $78,546 during 2016 based on the contractual terms as of December 31, 2015.

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and stockholders' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective immediately.

In August 2014, the FASB issued ASU 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term *substantial doubt,* (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

In April 2015, the FASB issued ASU No. 2015-05 on "Intangibles-Goodwill and Other-Internal-Use Software." The pronouncement provides criteria for customers in a cloud computing arrangement to use to determine whether the arrangement includes a license of software. The criteria are based on existing guidance for cloud service providers. It is effective for reporting periods beginning after December 15, 2015. Management is assessing the impact of this pronouncement on our financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

On February 1, 2016, the Company adopted a limited liability company agreement, which designated its membership interests as common units and incentive units. Under this agreement the initial member was issued 100,000 common units and an additional member was issued 6,030 incentive without cash consideration.

As of the issuance of these financial statements, the Company is in the process of converting the Company to a Delaware corporation, by which all outstanding membership interests in the Company would be converted into shares of common stock. This conversion has not yet been finalized.

During 2016, the Company has commenced efforts towards an equity offering through Regulation Crowdfunding to raise up to $999,999. The filing preparations are in process and the offering is intended to be filed with the Securities and Exchange Commission on or after May 16, 2016.

Management has evaluated subsequent events through May 9, 2016, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

Net revenues	$	-
Cost of net revenues		-
Gross Profit		-
Operating Expenses:		
Research and development		216,081
Sales and marketing		18,961
Professional fees		14,782
General and administrative		3,730
Total Operating Expenses		253,554
Net Loss	$	(253,554)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-3-

Indebtedness

The Company funded its operations primarily with net advances received from the principal securities holders. As such, the Company has a note payable to Kevin Walker in the amount of $598,000 and a note payable to Chris Hone in the amount of $6,000, both non-interest bearing and with payment priority over the Company's stockholders.

PRINCIPAL SECURITY HOLDERS

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering[1]
Kevin Walker	10,000,000 shares common stock	94.3%
Christopher Hone	603,000 shares common stock	5.7%

(1) The Company has made verbal commitments to issue an additional 2,410 shares of restricted common stock or stock options to members of its management team.

OUR SECURITIES

Our authorized capital stock consists of 20,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share. As of August 11, 2016, we had 10,603,000 shares of common stock and no shares of preferred stock outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws. For more detailed information, please see our certificate of incorporation and bylaws, which have been filed as exhibits to the offering statement of which this offering circular is a part.

The Company intends to reserve 2,171,725 shares of common stock for future issuances to employees, consultants and directors of the Company pursuant to a stock incentive plan to be adopted by the Company in the near future. The Company has made verbal commitments to issue 2,410 shares of restricted common stock or stock options from this incentive pool to members of its management team.

Common Stock

Voting Rights. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon results of our operations and our financial condition and any other factors that our board of directors considers relevant.   Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments. Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and Delaware General Corporation Law, shares of our common stock will be fully paid and not liable to further calls or assessment by us.

Preferred Stock

Our board of directors, which as of the date hereof consists of a sole director, is authorized by our certificate of incorporation to establish classes or series   of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series and the qualifications, limitations or restrictions thereof without any further vote or action by our stockholders. Any shares of preferred stock so issued would have priority over our common stock with respect to dividend or liquidation rights.   Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in our control without further action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock. At present we have no plans to issue any additional shares of preferred stock or to adopt any new series, preferences or other classification of preferred stock, but we may decide to do so in the future. Our board presently does not intend to seek stockholder approval prior to the issuance of currently authorized stock, unless otherwise required by law.

Bylaws

The board of directors may amend or repeal the Corporation's bylaws unless either: (1) the certificate or applicable law reserves this power exclusively to stockholders in whole or in part or (2) the stockholders in amending or repealing a particular bylaws provide expressly that the board of directors may not amend or repeal that bylaw. A Delaware corporation's stockholders may amend or repeal the corporation's bylaws even though they may also be amended or repealed by the board of directors.

Transfer Agent and Registrar

FundAmerica Securities, LLC is the transfer agent and registrant for our common stock.

THIS OFFERING

Securities Offered	Maximum of 1,098,900 shares of common stock ($999,999)
Common Stock outstanding before the Offering	10,603,000
Common Stock outstanding after the Offering	11,701,900

Valuation Methodology

There are various methods for computing the fair market value of common stock for entities such as TurtleWise, none of which can be guaranteed. In this instance, we have utilized the Venture Capital Method, which was first described by Professor William Sahlman at Harvard Business School in 1987.[1] The VC Method utilizes the following formula: Post-Money Valuation = Terminal (or Harvest) Value divided by the Anticipated Return on Investment (ROI).

Terminal Value is the anticipated price for the future sale of the company, which is based on a reasonable expectation of revenues in the year of the sale and, based on those revenues, estimating earnings in the year of the sale from industry-specific statistics. We then subtract the amount that we raise in this Offering from the Post-Money Valuation to obtain the Pre-Money Valuation.

In this instance, based on our projections, we have computed a Terminal Value of $105.5 million and assumed an anticipated ROI at the end of year 5 equal to 10X. This results in a Post-Money Valuation of $10.6M, and a Pre-Money Valuation, assuming we raise the Maximum Offering Amount, of $9.6 million.

In the future, TurtleWise may be valued using other available methods of valuing early stage companies, such as the Comparison Method in which the Company is compared with other companies in a similar line of business. The Equity Net Method or Scorecard Method may also be used to determine a value of the Company. If we are profitable, a Discount Cash Flow Method may be used.

RESTRICTIONS ON TRANSFER

The securities being offered may not be transferred by any purchaser of such securities, unless such securities are transferred:

       (1)   to the Company;

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[1] Source: http://www.entrepreneurship.org/resource-center/valuation-of-prerevenue-companies--the-venture-capital-method.aspx

(2)   to an accredited investor (as defined below in "PLAN OF DISTRIBUTION");

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

RISK FACTORS

An investment in our shares involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the cautionary statement that follows this section and the other information included in this offering circular, before purchasing our shares in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our shares could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

Development Stage Business

The Company was formed on March 18, 2015. The Company has not yet generated revenue. The Company's proposed operations are subject to all business risks associated with new enterprises. The Company still has software development work to undertake successfully to have a commercially viable product. Further, the Company's development schedules may be altered as a result of the discovery of software bugs, performance problems, or changes to the product specifications in response to customer requirements, market developments, or Company initiated changes. Changes in product specifications may delay completion of documentation, or testing, which may in turn, affect the release of the product. When developing complex software products, the technology market may shift during the development cycle, requiring the Company to either enhance or change a product's specifications to meet a customer's needs. These factors may cause a product to enter the market behind schedule, which may adversely affect the market acceptance of the product or place it a disadvantage to a competitor's product that has already gained market share or market acceptance during the delay. There is a possibility that the Company could sustain losses in the future. There can be no assurances that the Company will ever operate profitably.

Competition

The Company will face competition from existing and new entrants. There can be no assurance that the Company's competitors will not develop products or services that may be more effective than the Company's current or future products or that the Company's software would not be rendered obsolete by such developments.

Many of the Company's current and potential competitors have longer operating histories, greater name recognition, larger installed customer bases, and significantly greater financial, technical, and marketing resources than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than the Company. There can be no assurances that the Company's customers will not perceive the services or products of such other companies substitutes for our products.

Closing of the Offering

Situations could occur where the Company is not able to close the Offering including but not limited to the following: (i) the Company may not be able to create the products or produce the demand necessary to prove its business concept and in turn to make the Offering, (ii) the Company may not raise funds sufficient to close the Offering, or (iii) expenses may exceed estimates and seed capital needs may not be met.

If the Offering is not closed, the Investors' only recourse may be to secure the repayment of the principal and interest of their loans from the Company. In such a case, the expected conversion of the Investors' debt into an equity security would not take place and the anticipated benefit of equity ownership would not occur.

Inadequacy of Funds

The Company is thinly capitalized. If only a fraction of this Offering is sold, or if certain assumptions contained in our business plan prove to be incorrect, the Company may have inadequate funds to fully develop its business and may need debt financing or other capital investment to fully implement the Company's business plans. If expenses and anticipated uses of funds exceed those anticipated by the Company, there may be insufficient funds to pay back the Investors' loans.

Dependence on Key Personnel and Management

In the early stages of development, the Company's business will be significantly dependent on the Company's management team and technical, marketing and sales personnel that the Company will recruit in the early stages. There is shrewd competition in the industry to hire and retain qualified personnel, and the Company will actively search for qualified personnel as the Company grows. In the event the Company were to lose a key member of management or key personnel, the Company may not be able to find a replacement within a time frame that would avoid an adverse material impact.

Risks of Borrowing

The Company may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair the Company's operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on the Company's business, results of operations or financial condition.

Management Discretion as to Use of Proceeds

The success of the Company will be substantially dependent upon the discretion and judgment of our management team with respect to application and allocation of the proceeds of this Offering.

Control by Majority Stockholder

The Company's sole director and majority owner is Kevin Walker. Investors will not be able to control the management of the Company.

Intellectual Property Rights

The Company does not currently hold any patent or intellectual property right protections for its products. The Company is in the process of trademarking the TurtleWise logo, name and tagline and copywriting its use on the Website, the App and several marketing items. The Company is also planning on filing a patent application in the near future. There is the risk that the Company will be unable to successfully register its intellectual property.

The Company is not aware of any intellectual property infringements with its product or service. If an outside party inferred an intellectual property infringement and we are not ultimately successful in defending ourselves against these claims in litigation, we may not be able to sell a particular product or family of products due to an injunction, or we may have to license the technology or pay damages that could, in turn, harm our results of operations.

Dilution

Kevin Walker, as the sole director of the Company, has sole authority to authorize the Company to issue additional shares of the Company's stock and to establish the rights and preferences with respect to such additional shares, including preferences on liquidation that may be senior to the Shares. In addition, the Company intends to reserve 2,171,725 shares of common stock for issuance as incentive equity compensation to members of the Company's management team, directors and consultants. The Company also has the ability to issue shares of preferred stock with terms and preferences to be determined in the sole discretion of the board of directors. Preferred stock would likely be senior to the Company's common stock on liquidation and may have other preferential rights such as the right to appoint a director or a right to receive a preferred return on investment. In addition, future issuances of preferred or common stock by the Company may dilute a purchaser's investment.

Limited Transferability and Liquidity

Each Investor agrees that such Investor acquires the Shares for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of the Units. No public market exists for the Shares and no market is expected to develop.

Projections: Forward Looking Information

Management has prepared projections regarding the Company's anticipated financial performance. The Company's projections are hypothetical and are based on management's best estimate of the probable results of operations of the Company, and have not been reviewed by Company's independent accountants. These projections are based on several assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. The projected results cannot be guaranteed.

Additional Disclosures

Because this transaction is a private offering and not registered under the U.S. Securities Act of 1933 or state securities laws, it has not been reviewed by the Securities and Exchange Commission (the "SEC") or the state securities regulators. Review may have resulted in additional disclosures by the Company.

THE COMPANY IS OFFERING THE SHARES PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION UNDER FEDERAL AND STATE SECURITIES LAWS. THE COMPANY IS UNDER NO OBLIGATION AND HAS NO INTENTION, TO REGISTER THE SECURITIES AND IS UNDER NO OBLIGATION TO ATTEMPT TO SECURE AN EXEMPTION FOR ANY SUBSEQUENT SALE. THE SHARES, WHEN ISSUED, WILL BE RESTRICTED SECURITIES AND GENERALLY MUST BE HELD INDEFINITELY. THEY MAY NOT BE TRANSFERRED UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN AVAILABLE EXEMPTION FROM REGISTRATION WITH AN OPINION FROM LEGAL COUNSEL TO THAT EFFECT SATISFACTORY TO THE COMPANY. IN ADDITION, SUCH SECURITIES WILL BE SUBJECT TO THE RESTRICTIONS ON TRANSFER AND OTHER OBLIGATIONS CONTAINED IN THE COMPANY'S LLC AGREEMENT THEN IN EFFECT, WHICH MUST BE EXECUTED BY THE INVESTORS AS A CONDITION TO RECEIVING THE UNDERLYING SECURITIES.

GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

RELATED PARTY TRANSACTIONS

TurtleWise has not entered into any related party transactions other than the notes payable to the stockholders described above. Should we enter into an affiliated transaction in the future, it will be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party.

TURTLEWISE, LLC
STATEMENT OF CASH FLOWS
For the period from March 18, 2015 (inception) to December 31, 2015

Cash Flows From Operating Activities

Net Loss	$	(253,554)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase/(Decrease) in accounts payable		51,804
Net Cash Used in Operating Activities		(201,750)

Cash Flows From Investing Activities

Trademark costs	(1,348)
Net Cash Used In Investing Activities	(1,348)

Cash Flows From Financing Activities

Advances from related parties	289,522
Net Cash Provided By Financing Activities	289,522

Net Change In Cash		86,424
Cash at Beginning of Period		-
Cash at End of Period	$	86,424

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

TURTLEWISE, LLC
STATEMENT OF CHANGES IN MEMBER'S DEFICIT
For the period from March 18, 2015 (inception) to December 31, 2015

	Member's Equity/(Deficit)
Balance at March 18, 2015 (inception)	$ -
Contributed capital	-
Net Loss	(253,554)
Balance at December 31, 2015	$ (253,554)

USE OF PROCEEDS

We estimate that, at a per share price of $0.91, the net proceeds from the sale of the 1,098,900 shares in this offering will be approximately $904,999, after deducting the estimated offering expenses of approximately $95,000.

The net proceeds of this offering will be used primarily to fund the continued enhancement and promotion of the Website and the App and to hire critical team members including developers and customer care associates.

Accordingly, we expect to use the net proceeds as follows:

	If Target Offering Amount Sold*	If Maximum Offering Amount Sold*
Total Proceeds:	$50,001	$999,999
Less: Offering Expenses		
(a) StartEngine Fees	$2,500	$50,000
(b) FundAmerica Fees[1]	$2,000	$4,000
(c) Professional Fees[2]	$20,000[3]	$41,000
Net Proceeds	$25,500	$904,999
Use of Net Proceeds:		
(a) Development and Maintenance of Technology	$6,000	$320,000
(b) Marketing	$13,000	$75,000
(c) Salaries and General Admin	-	$135,000
(d) Intellectual Property	$2,000	$32,250
(e) Professional Fees	$2,500	$22,000
(f) Working Capital [4]	$2,000	$320,749
Total Use of Net Proceeds	$25,500	$904,999

*Figures rounded to the nearest whole number, columns may not add due to rounding

(1) FundAmerica's fees will vary based on the total number of investors and the method of each investor's payment.

(2) Includes estimated legal, accounting and marketing expenses associated with the Offering.

(3) In the event that the Target Offering Amount is sold, the Company will use $20,000 of the proceeds for Professional fees and pay an additional $21,000 in Professional Fees from net advances received from the principal securities holders.

(4) A portion of working capital will be used for officers' salaries.

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Pending these uses, we intend to invest the net proceeds of this Offering in short-term, interest-bearing securities.